SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2008

Commission File Number 1-14846

        AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes __   No X

Enclosure: Press release   ANGLOGOLD ASHANTI – NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 6, 2007 COMPLETE WITH FORM OF PROXY

Notice of Annual General Meeting

07

Tuesday, 6 May 2008, 11:00 (South African time)

The Auditorium, 76 Jeppe Street, Newtown,

Johannesburg, South Africa

PREVENT FINGER INJURIES

ANGLOGOLD ASHANTI

Notice of annual general meeting



AngloGold Ashanti Limited

(Incorporated in the Republic of South Africa)

Registration number 1944/017354/06

ISIN: ZAE000043485

JSE Share code: ANG

("AngloGold Ashanti" or "the company")

This document is important and requires your immediate attention

If you are in any doubt about what action you should take, consult your broker, Central Securities Depositary Participant (CSDP), banker, financial adviser, accountant or other professional adviser immediately.

If you have disposed of all your shares in AngloGold Ashanti, please forward this document together with the enclosed form of proxy to the purchaser of such shares or the broker, banker or other agent through whom you disposed of such shares.

Registered and corporate office

76 Jeppe Street, Newtown, Johannesburg, 2001 (PO Box 62117 Marshalltown, 2107) South Africa

Included in this document are the following:

- The notice of meeting setting out the resolutions to be proposed, together with explanatory notes. There are also guidance notes if you wish to attend the meeting (for which purpose an AGM location map is included) or to vote by proxy.

- Proxy form for completion, signature and submission to the share registrars by shareholders holding AngloGold Ashanti ordinary shares in certificated form or recorded in sub-registered electronic form in "own name".

- CDI voting instruction form for completion, signature and submission by Australian holders of Chess Depositary Interests (CDIs).

Shareholders on the South African register who have dematerialised through STRATE their AngloGold Ashanti ordinary shares, other than those whose shareholding is recorded in their "own name" in the sub-register maintained by their CSDP and who wish to attend the meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

Notice is hereby given that the 64th annual general meeting of shareholders of AngloGold Ashanti Limited will be held in The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Tuesday, 6 May 2008, at 11:00, to consider and, if deemed fit, pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act 61 of 1973, as amended and subject to the JSE Limited Listings Requirements and other stock exchanges on which the company's ordinary shares are listed.

Ordinary business

1. *Ordinary resolution number 1*

   Adoption of financial statements

   "Resolved as an ordinary resolution that the consolidated audited annual financial statements of the company and its subsidiaries, together with the auditors' and directors' reports for the year ended 31 December 2007, be received and adopted."

   The reason for proposing ordinary resolution number 1 is to receive and adopt the consolidated annual financial statements of the company and its subsidiaries for the 2007 financial year as contained in the annual report.

2. *Ordinary resolution number 2*

   Re-election of Dr TJ Motlatsi as a director

   "Resolved as an ordinary resolution that Dr TJ Motlatsi, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

   The reason for proposing ordinary resolution number 2 is because Dr TJ Motlatsi retires as a director of the company by rotation at the annual general meeting and, being eligible, offers himself for re-election.

   James Motlatsi was appointed to the board in April 1998 and as deputy chairman in May 2002. He is an independent non-executive director of the company. He has been associated with the South African mining industry since 1970 and is a past president of the National Union of Mineworkers. He is executive chairman of TEBA Limited.

3. *Ordinary resolution number 3*

   Re-election of Mr WA Nairn as a director

   "Resolved as an ordinary resolution that Mr WA Nairn, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

   The reason for proposing ordinary resolution number 3 is because Mr WA Niarn, retires as a director of the company by rotation at the annual general meeting and, being eligible, offers himself for re-election.

   Bill Nairn has been a member of the board since January 2000. He was re-appointed to the board in May 2001, having previously been alternate to Tony Trahar and is a non-independent non-executive director of the company. He was group technical director of Anglo American plc, prior to his retirement in 2004.

4. *Ordinary resolution number 4*

   Re-election of Mr SM Pityana as a director

   "Resolved as an ordinary resolution that Mr SM Pityana, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

   The reason for proposing ordinary resolution number 4 is because Mr SM Pityana, retires as a director of the company by rotation at the annual general meeting and, being eligible, offers himself for re-election.

   Sipho Pityana was appointed to the board with effect from 13 February 2007 and is an independent non-executive director of the company. He is the executive chairman of Izingwe Holdings (Proprietary) Limited and has occupied strategic roles in both the public and private sectors, including the positions of director general of the national departments of Labour and Foreign Affairs in South Africa. He was formerly a senior executive of Nedbank and is currently a non-executive director of several companies.

5. Ordinary resolution number 5

Election of Mr M Cutifani as a director

"Resolved as an ordinary resolution that Mr M Cutifani, who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 5 is because Mr M Cutifani, having been appointed a director since the previous annual general meeting, holds office only until this annual general meeting.

Mark Cutifani, BE (Min. Eng), was appointed to the board on 17 September 2007. He was appointed Chief Executive Officer following the retirement of Bobby Godsell effective 1 October 2007. Prior to joining AngloGold Ashanti, Mark was the Chief Operating Officer of CVRD Inco in Canada where he was responsible for CVRD Inco's global nickel business. He has been involved in the mining industry since 1976, with considerable experience in gold mining.

6. Ordinary resolution number 6

General authority to directors to allot and issue ordinary shares

"Resolved as an ordinary resolution that, subject to the provisions of the Companies Act 61 of 1973, as amended and the JSE Limited Listings Requirements from time to time, the directors of the company are hereby, as a general authority and approval, authorised to allot and issue, for such purposes and on such terms as they may, in their discretion, determine, ordinary shares of 25 cents each ("shares") in the authorised but unissued share capital of the company up to a maximum of 5% of the number of shares in issue from time to time."

The reason for proposing ordinary resolution number 6 is to seek a general authority and approval for the directors of the company to allot and issue shares up to a maximum of 5% of the ordinary shares of the company in issue from time to time in order to enable the company to take advantage of business opportunities which might arise in the future.

7. Ordinary resolution number 7

Authority to directors to issue ordinary shares for cash

"Resolved as an ordinary resolution that, the directors of the company are hereby authorised, in accordance with the JSE Limited Listings Requirements to allot and issue for cash, on such terms and conditions as they may deem fit, all or any of the ordinary shares of 25 cents each ("shares") in the authorised but unissued share capital of the company which they shall have been authorised to allot and issue in terms of ordinary resolution No. 6, subject to the following conditions:

(a) this authority shall only be valid until the next annual general meeting of the company but shall not extend beyond 15 months;

(b) a paid press announcement giving full details, including the impact on net asset value and earnings per share of the company, shall be published after any issue representing, on a cumulative basis within one financial year, 5% of the number of shares in issue prior to the issue concerned;

(c) in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the shares on the JSE Limited (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders), over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company; and

(d) any issues of shares under this authority shall be made only to a public shareholder as defined in the JSE Limited Listings Requirements"

The reason for proposing ordinary resolution number 7 is that the directors of the company consider it advantageous to have the authority to issue shares for cash in order to enable the company to take advantage of any business opportunity which might arise in the future.

In terms of the JSE Limited Listings Requirements a 75% majority of the votes cast by shareholders present in person or represented by proxy at the annual general meeting is required for the approval of this ordinary resolution.

Special business

8. *Ordinary resolution number 8*

Specific authority for directors to allot and issue ordinary shares in terms of the Golden Cycle Transaction

"Resolved as an ordinary resolution that the directors of the company are hereby, as a specific authority and approval, authorised to allot and issue up to 3,100,000 ordinary shares of 25 cents each in the authorised but unissued share capital of the company for the purposes of discharging the obligations of the company and its wholly-owned subsidiary, AngloGold Ashanti USA Incorporated ("AGA USA") to issue AngloGold Ashanti American Depository shares in terms of the merger agreement dated 11 January 2008 amongst the company, AGA USA, GCGC LLC, a wholly-owned subsidiary of AGA USA and Golden Cycle Gold Corporation."

It was announced on 14 January 2008 that the company had concluded an agreement in terms of which it would, through its wholly-owned subsidiary, AngloGold Ashanti USA Incorporated ("AGA USA"), acquire all those shares in Golden Cycle Gold Corporation of Colorado in the United States of America ("Golden Cycle") not owned directly or indirectly by it. Consequent thereon, the operations of Golden Cycle would become indirectly wholly owned by the company through AGA USA. In consideration, Golden Cycle shareholders will receive 0.29 of an AngloGold Ashanti American Depository share for each share of Golden Cycle common stock held by such shareholders. Holders of more than 44% of Golden Cycle common stock have undertaken in writing to support the proposed merger.

Accordingly, resolution number 8 is being proposed to authorise the directors of the company, as a specific authority and instruction to allot and issue not more than 3,100,000 ordinary shares of 25 cents each in the authorised but unissued share capital of the company in discharge of the company's obligations in respect of the consideration due to holders of Golden Cycle common stock in terms of the agreement referred to in ordinary resolution number 8.

9. *Ordinary resolution number 9*

General authority to directors to issue convertible bonds

"Resolved as an ordinary resolution that, subject to the provisions of the Companies Act 61 of 1973, as amended and the JSE Limited Listings Requirements from time to time, the directors of the company are hereby, as a general authority and approval, authorised to allot and issue, upon such terms and conditions as the directors in their discretion may determine, convertible bonds which may be converted into a maximum of 15,384,615 ordinary shares of 25 cents each in the issued share capital of the company."

In February 2004, AngloGold Holdings plc, a wholly-owned subsidiary of the company, issued US$1,000,000,000 2.35% guaranteed convertible bonds due 2009 ("the existing bonds") which are convertible into AngloGold Ashanti American Depository shares and which are unconditionally and irrevocably guaranteed by the company.

As the price at which the existing bonds will be convertible into the company's ordinary shares, being US$65 per share, currently exceeds the market price of the company's shares on the New York Stock Exchange, it is likely that the existing bonds will not be converted into shares but will be cash settled. In such circumstances, the specific authority granted to the directors of the company in 2004 to allot and issue up to 15,384,615 ordinary shares of 25 cents each in the capital of the company will no longer be required and the authority will therefore lapse.

The directors are seeking authority in terms of ordinary resolution number 9, from shareholders to undertake a new issue of convertible bonds in order to enable the company to primarily refinance the existing bonds on the basis that such convertible bonds, when issued, will be convertible into not more than 15,384,615 ordinary shares, i.e. the same maximum number of ordinary shares into which the existing bonds are convertible.

Once the terms and conditions of the proposed issue of convertible bonds have been finalised, shareholders will be requested to consider granting a specific authority and approval to the directors authorising them to issue a maximum of 15,384,615 ordinary shares pursuant to the conversion rights which will attach to such convertible bonds.

10. Ordinary resolution number 10

Amendment to the AngloGold Ashanti Bonus Share Plan 2005

"Resolved as an ordinary resolution that, subject to the terms of the JSE Limited Listings Requirements from time to time, the AngloGold Ashanti Bonus Share Plan 2005, be amended, with effect from 1 January 2008, as follows:

1. the terms as approved by shareholders at the annual general meeting of shareholders held on 29 April 2005 be amended by the raising of levels of the maximum performance bonus payable and the maximum levels of bonus share awards from the current total opportunity (including bonus shares awarded) from:

	%
CEO	120
President	110
Executive directors	100
Executive management	80
Other management	30-60

to:

	%
CEO	160
Executive directors	140
Executive management	120
Other management	70-100

2. the rules are amended by the:

2.1 insertion of the words "for all Bonus Share Awards granted to and including 31 December 2007" at the end of the paragraph detailing "vesting date";

2.2 insertion of a new paragraph under "vesting date" to read

"2.2.1 Forty percent (40%) of Bonus Share Awards granted from 1 January 2008 will vest on the first anniversary of the Date of Grant or such other later or earlier date as is determined by the Grantor at the Date of Grant; and

2.2.2 Sixty percent (60%) of Bonus Share Awards granted from 1 January 2008 will vest on the second anniversary of the Date of Grant or such other later or earlier date as is determined by the Grantor at the Date of Grant, or

2.2.3 In the event that the Eligible Employee to whom the Bonus Share Award was made has not exercised his right in terms of (2.1) and (2.2) above, and in the event that he only exercises his rights on the third anniversary of the Date of Grant, then the Grantor will Award to the Eligible Employee, an additional twenty percent (20%) of Bonus Share Awards at such date."

The reason for proposing ordinary resolution number 10 is to allow the company the flexibility to attract and retain skilled professionals and managers.

The global scramble for skills in the resources sector has had the effect of greatly increasing levels of remuneration for skilled professionals and managers. Whilst the company has been relatively successful in retaining many of its skilled professionals and managers, its competitive position in respect of remuneration has been significantly eroded. This is especially true of the awarding of shares and the magnitude of bonuses paid, which compare unfavourably both within South Africa and globally.

11. *Special resolution number 1*

Amendments to the company's Articles of Association

"Resolved as a special resolution that, the Articles of Association of the company be and are amended as follows:

1. by the deletion in Article 86 of the words "then the number nearest to but not less than one-third shall retire from office" in the first sentence and the substitution therefor of the words "then the number who shall retire from office shall be rounded down to the nearest whole number which is a multiple of three";

2. by the insertion in Article 86 of the words ", unless otherwise determined by the Board," after the words "every annual general meeting" and before the words "shall be those who have been longest in office", in the fourth line; and

3. by the deletion in Article 102 of the words "a contract for a term of years" where they appear in parenthesis in the third and fourth lines and the substitution therefor of the words "a written contract of employment".

The reason for and effect of special resolution number 1, if passed and becoming effective, is to amend the company's Articles of Association relating to the retirement of directors to remove ambiguities in the provisions relating to the determination of those directors who are to retire by rotation.

12. *Special resolution number 2*

Acquisition of company's own shares

"Resolved as a special resolution that the acquisition in terms of Section 85 of the Companies Act 61 of 1973, as amended, (the Companies Act) and the JSE Limited Listings Requirements, by the company of ordinary shares issued by the company, and the acquisition in terms of Section 89 of the Companies Act and the JSE Limited Listings Requirements by any of the company's subsidiaries, from time to time, of ordinary shares issued by the company, is hereby approved as a general approval, provided that:

- any such acquisition of shares shall be implemented through the order book operated by the JSE Limited trading system and done without any prior understanding or arrangement between the company and the counter party; and/or on the open market of any other stock exchange on which the shares are listed or may be listed and on which the company may, subject to the approval of the JSE Limited and any other stock exchange as necessary, wish to effect such acquisition of shares;

- this approval shall be valid only until the next annual general meeting of the company, or for 15 months from the date of this resolution, whichever period is shorter;

- an announcement containing details of such acquisitions will be published as soon as the company, or the subsidiaries collectively, shall have acquired ordinary shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval; and an announcement containing details of such acquisitions will be published in respect of each subsequent acquisition by either the company, or by the subsidiaries collectively, as the case may be, of ordinary shares issued by the company, constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval;

- the company, and its subsidiaries collectively, shall not in any financial year be entitled to acquire ordinary shares issued by the company constituting, on a cumulative basis, more than 20% of the number of ordinary shares in the company in issue as at the date of this approval;

- shares issued by the company may not be acquired at a price greater than 10% above the weighted average market price of the company's shares for the five business days immediately preceding the date of the acquisition."

The reason for this special resolution is to grant the directors of the company a general authority for the acquisition of the company's ordinary shares by the company, or by a subsidiary or subsidiaries of the company.

The effect of this special resolution, if passed and becoming effective, will be to authorise the directors of the company to procure that the company or any of its subsidiaries may purchase ordinary shares issued by the company on the JSE Limited or any other stock exchange on which the company's shares are or may be listed.

The directors, after considering the effect of repurchases, up to the maximum limit, of the company's issued ordinary shares, are of the opinion that if such repurchases were implemented:

- the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;

- the assets of the company and the group would be in excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in respect of the annual general meeting. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;

- the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of the notice issued in respect of the annual general meeting; and

- the working capital of the company and the group would be adequate for a period of 12 months after the date of the notice issued in respect of the annual general meeting.

At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate.

The company will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of section 2.12 of the JSE Limited Listings Requirements prior to the commencement of any purchases of the company's shares on the open market.

In terms of section 11.23 of the JSE Limited Listings Requirements, the following information is disclosed in the Annual Report 2007:

	Page
Directors and management	16
Major shareholders	323
Share capital of the company	150
Material change	158
Directors' interest in securities	160
Litigation	158
Responsibility statement	149

Voting instructions

A shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company. A form of proxy/CDI voting instruction form, accompanies this notice.

Duly completed proxy forms must be received by the share registrars by no later than 11:00 (South African time) on Tuesday, 29 April, 2008. Duly completed CDI voting instruction forms must be received by the share registrars in Perth, Australia, by 11:00 (Perth time) on Monday, 28 April 2008.

The attention of shareholders is directed to the additional notes contained in the form of proxy and the CDI voting instruction form, relating to the completion and timeous submission of such forms.

In accordance with the AngloGold Ashanti Ghanaian Depositary Shares (GhDSs) Agreement dated 26 April 2004, the Depositary will mail an appropriate notice, together with a voting instruction form, to holders of GhDSs (Holders). Holders may direct the Depositary via the voting instruction forms to vote on their behalf in the manner such Holders may direct.

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Such shareholders may also use the electronic online proxy voting facility for purposes of instructing their CSDP or broker as to how they wish to vote. In order for shareholders to use their online proxy voting facility, which is free of charge, it is necessary to register for the service via the following website. Registration is also free of charge.

http://www.investorportal.co.za (click on the AngloGold Ashanti icon)

A demonstration of the electronic online proxy voting process may be viewed on http://www.investorportal.co.za

By order of the board

Ms YZ Simelane
Vice President – Compliance and Corporate Administration

Johannesburg
27 March 2008

Registered and corporate office
76 Jeppe Street
Newtown 2001
Johannesburg
2001
South Africa
(P O Box 62117, Marshalltown, 2107, South Africa)

Important notes about the annual general meeting (AGM)
Mobile telephones should be switched off during the AGM.

Date
Tuesday, 6 May 2008.

Venue
The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa.

Timing
The AGM will start promptly at 11:00 (South African time).

Refreshments
Refreshments will be served after the meeting.

Travel information
The accompanying map indicates the location of 76 Jeppe Street.

Admission

Shareholders and others attending the AGM are asked to register at the registration desk at the venue. Shareholders and proxies may be required to provide proof of identity.

Security

Secured parking is provided at the venue.

Enquiries and questions

Shareholders who intend to ask questions related to the business of the AGM or on related matters are asked to furnish their name, address and question(s) at the registration desk. Personnel will be available to provide any advice and assistance required.

Queries about the AGM

If you have any queries about the AGM, please telephone any of the contact names listed on the inside back cover of the accompanying annual report.

AngloGold Ashanti Head Office


AngloGold Ashanti visitors parking
AngloGold Ashanti Turbine Square
Selby/ Rissik St Off-ramp
Simmonds Street
Biccard Street
Smit Street
Wolmarans Street
Leyds Street
Queen Elizabeth Bridge
Mandela Bridge
an Smuts Ave.
Sauer Street
Bree Street
Kerk Street
Pritchard Street
President Street
Market Street
Commissioner Street
Fox Street
Main Street - no through traffic
Marshall Street
Anderson Street
Frederick Street
Diagonal Street
Kort Street
Ferreira Street
Ntemi Piliso (West) St
Gerard Sekoto (Becker) St
Miriam Makeba (Bezuidenhout) St
Margeret Mcingana (Wolhuter) St
Carr Street
Jeppe Street
Village
Trump
Selby Off-ramp
M1
M2
Smit Street Off-ramp
N

www.anglogoldashanti.com

ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/06)
ISIN: ZAE000043485 JSE Share code: ANG
("AngloGold Ashanti" or "the company")

FORM OF PROXY

This form of proxy is only to be completed by those AngloGold Ashanti shareholders who hold ordinary shares in certificated form or recorded in sub-registered dematerialised electronic form in "own name". Other AngloGold Ashanti shareholders who hold dematerialised ordinary shares are required to refer to paragraph 2 of the "Notes" for further instructions.

I/We
_____

(Name in BLOCK LETTERS)

of
_____

(Address in BLOCK LETTERS)

being a shareholder(s) of the company, holding [_____] ordinary shares in AngloGold Ashanti Limited, do hereby appoint:

1. _____ or failing him/her,

2. _____ or, failing him/her,

3. the chairman of the annual general meeting,

as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the annual general meeting of shareholders to be held at The Auditiorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Tuesday, 6 May 2008, at 11:00 (South African time) and at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary and special resolutions to be proposed at such meeting:

Please indicate with an "X" in the appropriate spaces how votes are to be cast

	For	Against	Abstain
Ordinary business			
1. Ordinary Resolution No. 1			
Adoption of financial statements			
2. Ordinary Resolution No. 2			
Re-election of Dr TJ Motlatsi as a director			
3. Ordinary Resolution No. 3			
Re-election of Mr WA Nairn as a director			
4. Ordinary Resolution No. 4			
Re-election of Mr SM Pityana as a director			
5. Ordinary Resolution No. 5			
Election of Mr M Cutifani as a director			
6. Ordinary Resolution No. 6			
General authority to directors to allot and issue ordinary shares			
7. Ordinary Resolution No. 7			
Authority to directors to issue ordinary shares for cash			
Special business			
8. Ordinary Resolution No. 8			
Specific authority for directors to allot and issue ordinary shares in terms of the Golden Cycle Transaction			
9. Ordinary Resolution No. 9			
General authority to directors to issue convertible bonds			
10. Ordinary Resolution No. 10			
Amendment to the AngloGold Ashanti Bonus Share Plan 2005			
11. Special Resolution No. 1			
Amendments to the company's Articles of Association			
12. Special Resolution No. 2			
Acquisition of company's own shares			

A shareholder entitled to attend and vote at the abovementioned meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.

Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

Signed at _____ on _____ 2008

Name in BLOCK LETTERS _____ Signature _____

(Initials and surname of joint holders, if any)

Please read the notes on the reverse side hereof

This form of proxy is not for use by holders of American Depositary Shares, CHESS Depositary Interests or Ghanaian Depositary Shares

Notes

1. A form of proxy is only to be completed by those ordinary shareholders who are:

   1.1 holding ordinary shares in certificated form; or

   1.2 recorded in sub-registered dematerialised electronic form in "own name".

2. Shareholders who have dematerialised their shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) who wish to attend the annual general meeting in person, will need to request their CSDP to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP.

3. A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory's choice in the blank spaces provided with or without deleting "the chairman of the annual general meeting", but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person present at the annual general meeting whose name appears first on the list of names overleaf, shall be the validly appointed proxy for the shareholder at the annual general meeting.

4. A shareholder's instructions to the proxy must be indicated in the appropriate spaces provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the annual general meeting as he/she deems fit in respect of all the shareholder's votes exercisable at the annual general meeting.

5. Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.

6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars in South Africa, the United Kingdom, Australia or Ghana.

7. When there are joint holders of shares, any one holder may sign the form of proxy.

8. The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.

9. The chairman of the annual general meeting may reject or accept any form of proxy which is completed and/or received otherwise than in accordance with these notes, provided that he is satisfied as to the manner in which the shareholder concerned wishes to vote.

10. Completed forms of proxy should be returned to one of the undermentioned addresses by no later than 11:00 (South African time) on Teusday, 29 April 2008:

**Computershare Investor Services
(Proprietary) Limited**
Ground Floor, 70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa

Computershare Investor Services PLC
PO Box 82, The Pavilions, Bridgwater Road
Bristol BS99 7NH, England, United Kingdom

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace, Perth, WA 6000
(GPO Box D182, Perth, WA 6840)
Australia

NTHC Limited
Martco House, Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport, Accra
Ghana

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 31, 2008

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary